UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 3)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
UNICA CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)
904583101

(CUSIP Number of Common Stock Underlying Class of Securities)
Yuchun Lee
President and Chief Executive Officer
Unica Corporation
170 Tracer Lane
Waltham, Massachusetts 02451
(781) 839-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)
Copy to:
Philip P. Rossetti
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6439
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,151,000	$45.23

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 967,177 shares of the issuer’s common stock and have an aggregate value of $1,151,000 as of January 9, 2009, calculated based on a Black—Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $45.23
Form or Registration No.: Schedule TO
Filing Party: Unica Corporation
Date Filed: January 20, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d–l.

☑	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 20, 2009 (the “Schedule TO”) by Unica Corporation (the “Company”), wherein the Company offered to exchange certain outstanding eligible option grants for new option grants, on the terms and subject to the conditions described in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated January 20, 2009.
Item 4. Subject Company Information.
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following paragraph:
     The Exchange Offer expired at 8:00 p.m., Eastern Time, on Thursday, February 26, 2009. Pursuant to the Exchange Offer, Eligible Optionholders tendered, and the Company accepted for cancellation, Eligible Option Grants to purchase an aggregate of 949,509 shares of the Company’s common stock from fifty four participants, representing approximately 98.2% of the total shares of common stock underlying options eligible for exchange in the Exchange Offer. The Company has made New Option Grants to Eligible Optionholders to purchase an aggregate of 632,978 shares of common stock in exchange for the cancellation of the tendered Eligible Option Grants, at an exercise price per share of $4.84, which was the closing price of the Company’s common stock as reported by the Nasdaq Global Market on February 26, 2009, the date of the New Option Grants.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UNICA CORPORATION
By:	/s/ Yuchun Lee
	Name:	Yuchun Lee
	Title:	Chief Executive Officer

Date: February 27, 2009